[LETTERHEAD]

AMERICAN RESTAURANT CONCEPTS, INC

14476 Duval Place West, Suite 103

Jacksonville, FL 32218

May 5, 2011

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549-7010

Re:

American Restaurant Concepts, Inc.

Registration Statement on Form S-1

Post-Effective Amendment No. 1

File No. 333-161792

Dear Mr. Shuman:

I am writing to you on behalf of American Restaurant Concepts, Inc. (the “Company”), File No. 333-161792 about to the Post-Effective Amendment No. 1 filed on April 15, 2011 (the "Amendment"), which relates to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company which was originally filed with the Securities and Exchange Commission on September 8, 2009, and declared effective on November 2, 2010.  The Amendment purports to cancel the registration of all shares registered by the Registration Statement.

The Amendment was not filed at the direction of the Company.  It was filed without our knowledge or consent by an attorney previously retained by the Company.

Accordingly, pursuant to Rule 477, the Company respectfully requests that the Commission consent to the withdrawal of the Amendment.  Although Rule 477 ordinarily requires a statement that no securities were sold pursuant to the withdrawn amendment, given the unusual circumstances at play in this case, such a statement would be inappropriate.  We are only requesting withdrawal of the Amendment, and are not requesting withdrawal of the Registration Statement or of any other amendment to the Registration Statement.

Please do not hesitate to contact me in the event you have any questions.  Also, you may contact our new attorney, Damien Falgoust, at 972-432-4697, should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

AMERICAN RESTAURANT CONCEPTS, INC.

/s/

James Robert Shaw

Chairman

cc:

Michael Rosenberger

Damien Falgoust